

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Ms. Marion Matson
VDO-PH International
10175 Spencer Street, #2026
Las Vegas, NV 89183

> **Re: VDO-PH International**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed October 22, 2010**
> **File No. 333-168941**

Dear Ms. Matson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated September 15, 2010. Please revise to provide the analysis we requested. In addition, tell us how you arrived at the calculation that the amount of shares being registered represents 10% of the shares held by non-affiliates.

2. We note your response to comment two in our letter dated September 15, 2010. Please further revise your Dilution section and inapplicable portions of the risk factors "If you purchase shares in this offering you will experience immediate and substantial dilution" and "We are controlled by current officers, directors and principal stockholders and they will be able to control the outcome of all corporate matters on a non-arm's length basis" to reflect the fact that the company will not be offering any securities.

3. We note your response to comment 12 in our letter dated September 15, 2010. In your response letter, please explain why your current issued and outstanding shares of common stock changed from 19,539,800 shares in your Form S-1 to 19,539,804 shares in your amended Form S-1. In addition, please make sure that all material numbers are consistent throughout your filing. For example, your Description of Securities section on page 13 discloses 19,539,804 shares of your common stock issued and outstanding, while footnote 1 to your Selling Security Holders table on page 12 indicates 19,539,004 shares outstanding.

Prospectus Cover Page

4. We note your response to comment six in our letter dated September 15, 2010. Please further revise to state that there is no market for your shares.

5. We note your response to comment eight in our letter dated September 15, 2010. Please further revise to state on this page that because you are a shell company your shares may only be resold through registration under the Securities Act of 1933, Section 4(1), if available for non-affiliates, or by meeting the conditions of Rule 144(i).

6. Please remove your references to potential trading on "another exchange" on the prospectus cover page and "Plan of Distribution" section as this implies that the Bulletin Board is an exchange and that you have applied for listing on an exchange.

Summary of Our Offering, page 5

Our Business, page 5

7. We note your response to comment nine in our letter dated September 15, 2010. Please disclose why the company is choosing to become a reporting company in light of the fact that, due to management's inexperience in running a public company that is a reporting company, you need to hire legal and accounting experts, but do not have sufficient funding to meet the costs of being a reporting company.

8. Please expand the disclosure you provided in response to comment 10 in our letter dated September 15, 2010 to specifically state whether your officers, directors, the company, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also specifically state, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

<u>Our Financial Situation, page 5</u>

<u>Recent Developments, page 5</u>

9. Please revise your references to becoming "more profitable," "[s]tart productions of our primary products," "additional strategic relationships and alliances in the video/telephony industry," "additional acquisitions" and "significant revenues." Your disclosure must accurately reflect your current lack of operations, profits, strategic relationships and alliances, products, acquisitions and revenues.

<u>Risk Factors, page 7</u>

10. Please revise to create a new risk factor which discusses risks pursuant to the fact that you have not generated any revenues to date and may never generate revenues.

<u>Risks Relating to Our Business, page 7</u>

<u>Our auditors have expressed substantial doubt about our ability to continue as a going concern, page 7</u>

11. Please reconcile your statement that if you do not raise at least $50,000 in a private placement you may have to suspend operations within 12 months with the disclosure on page 20 that total projected cash requirements through January 31, 2011 are $156,150.

<u>Our success is dependent on our officers and directors to properly manage the company and their lack of experience of operating a company in this industry could cause the proposed business to fail, page 7</u>

12. Please revise to provide two risk factors. One risk factor should discuss your dependence on your officers and directors and risks pertaining to the loss of their services. Within this risk factor you should note that you do not have a succession plan for your officers and directors. The other risk factor should highlight the risks posed by the lack of experience of your officers in operating and managing a company in a similar industry and their lack of experience in running a public company that is a reporting company with the Securities and Exchange Commission. Within this risk factor please address the risks you note on page 19 regarding disclosure and accounting controls.

<u>Plan of Distribution, page 10</u>

13. We note your disclosure that the shares may be sold in compliance with Rule 144. Since you are a shell company, please discuss the requirements of Rule 144(i).

Selling Security Holders, page 11

14. We note your response to comment 24 in our letter dated September 15, 2010. Please discuss specifically how the selling shareholders received their shares. For example, identify the shareholders who received shares for services. Also indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the company or any of its predecessors or affiliates. For example, we note that your legal counsel plans to offer shares pursuant to this prospectus. As another example, identify each of the founders you discuss on page 12. In addition, please identify the family members who are offering their shares as well as the family members discussed in your Management's Discussion and Analysis or Plan of Operation section.

15. We note your response to comment 25 in our letter dated September 15, 2010. Please disclose the natural person or persons who have voting and investment control over the company's shares held by Research Unlimited and Financial Services A Nevada Corp.

16. We note your response to comment 26 in our letter dated September 15, 2010. Please further supplement your disclosure to indicate whether any selling shareholder is a broker-dealer.

17. It appears that, for the last eight selling shareholders listed in the table on page 12, you have incorrectly disclosed the number of shares beneficially owned prior to the offering and the number of shares to be offered. Please revise.

Interests of Named Experts and Counsel, page 14

18. We note your response to comment 27 in our letter dated September 15, 2010. Please further revise to state that W. Manly, P.A. is offering shares pursuant to this prospectus and disclose the number of shares to be offered.

Description of Business, page 15

19. We note your response to comment 28 in our letter dated September 15, 2010. With respect to the Industry Background section, please further revise to provide objective support for assertions you make regarding the web camera market. In the alternative, please preface these assertions as your beliefs. Because you have no concrete arrangements to sell your proposed product, please revise your "cost to business" table on page 18 to reflect the fact that these are your expectations.

20. In the interest of balancing your disclosure, please provide a discussion of the key challenges you face going forward.

21. We note your response to comment 31 in our letter dated September 15, 2010; however, we do not see the disclosure required by Item 101(h)(5) of Regulation S-K. Please revise to provide this information.

Business of Issuer, page 15

22. You disclose on page 15 that your software will allow a business to operate on a single appliance a digital telephone, full motion video phone and computer all in one and that "[yo]ur partially developed software is able to demonstrate these functions as of this date." You make more detailed claims regarding your software on page 16. Please explain in detail how your software demonstrates all the claimed capabilities and how you tested it.

23. You disclose that your software will be loaded on one appliance. On page 16, you refer to an "off the shelf manufactured computer," and on page 17, you refer to an "off the shelf computer made by Hp," and on page 20, you state that systems by Hp, Micros and Dell could be used. Please clarify the extent to which the capabilities of the appliance rely on off the shelf software and hardware loaded on a personal computer.

Our Product, page 16

24. We note your response to comment 33 in our letter dated September 15, 2010. In light of the fact that you do not benefit from intellectual property protection please refrain from using the term "proprietary" in your filing.

25. We note your response to comment 34 in our letter dated September 15, 2010. We do not, however, see the revision your response letter suggests. Please revise to provide an estimate of the amount you have spent on research and development costs since inception. See Item 101(h)(4)(x) of Regulation S-K.

Manufacturing, page 17

26. Given the fact that your proposed device remains in development, please clarify how you determined the time necessary for a complete office installation.

Competition, page 18

27. We note your response to comment 36 in our letter dated September 15, 2010. However, your Risk Factors section contains contradictory statements regarding competition on pages 7 and 8. Please revise to account not only for direct competitors, but also for indirect competitors, who vie both for the relationships you seek to establish with broadband providers and the end-users you seek to serve. Specifically identify competitors (for example, Cisco Systems) and competing software applications and products.

Management's Discussion and Analysis or Plan of Operation, page 19

Plan of Operation, page 19

28. Please disclose to what extent the family members you reference who are not officers and directors participate in the day-to-day and long-term planning of the company.

29. We note that you rely heavily on outside entities to develop portions of your software. Please tell us if you have the in-house capacity to identify and correct technical software issues. To the extent that you do not have this in-house expertise, please provide a new risk factor to disclose that fact.

30. Please provide support for your assertion that the last time business telephones went through a fundamental change in operating format was 1972. In the alternative, please remove this assertion from your filing.

Requirements, page 20

31. On page 7 you disclose that you anticipate the cost of becoming a reporting company to be $50,000 annually. Please account for that cost in your Requirements discussion.

32. Please supplement your disclosure with a discussion of your expected cash requirements within the next year. Your discussion should reflect needs assuming (i) that your product is launched within your expected time-frame and (ii) that it is not launched within that time-frame or within the year.

Contracts, page 21

33. Please disclose the titles of the individuals from Cox Media with whom you have held conversations and their decision making authority.

Security Ownership of Certain Beneficial Owners and Management, page 23

34. Please revise your beneficial ownership table to provide a row which accounts for the holdings of all executive officers and directors as a group. See Item 403(b) of regulation S-K. In your response letter, please also explain why the Percent of Ownership column has changed in this amendment.

Directors, Executive Officers, Promoters and Control Persons, page 24

35. We note your response to comment 42 in our letter dated September 15, 2010. Please confirm that, consistent with your revised disclosure, you have a total of three executive

officers and directors. We note reference to 4 officers and directors in your response letter.

36. We note your response to comment 43 in our letter dated September 15, 2010. We do not, however, see any applicable revision to your filing. Please revise this section to disclose that Ms. Valeria Stringer is acting as your principal financial officer.

37. We note your response to comment 44 in our letter dated September 15, 2010. Please provide an estimate of the amount of hours per week each officer and director currently devotes to the company.

38. We note your response to comment 45 in our letter dated September 15, 2010. We do not, however, see any applicable revision to your filing. Please provide the information required by Item 401(e) of Regulation S-K, the qualifications that led the registrant to determine that the person should serve as a board member. In addition, please state that Mr. Marion Matson is not an independent director.

39. We note your response to comment 46 in our letter dated September 15, 2010. We note, however, that you discuss your senior level programmers under the heading Significant Employees. Please either revise this heading or provide the disclosure required by Item 401(c) of Regulation S-K.

Certain Relationships and Related Transactions, page 26

40. We note your response to comment 47 in our letter dated September 15, 2010. We do not, however, see any applicable revision to your filing. If appropriate, please discuss the loans noted in Notes 3 and 4 to your financial statements. In the alternative, please explain why disclosure is not required. See Item 404 of Regulation S-K. In addition, in your revised Management's Discussion and Analysis or Plan of Operations section, please address why you obtained these loans.

Recent Sales of Unregistered Securities, page 28

41. We note your response to comment 50 in our letter dated September 15, 2010. Please further revise your disclosure to provide the facts relied upon in making the exemptions from registration available, the person or class of person to whom the securities were sold and the nature of any services received. See Item 701 of Regulation S-K. In addition, please revise to correct the number of shares issued for monetary consideration. Please note that your statement that 6,010,000 shares were issued for services rendered and that such shares are included in the 19,539,804 shares issued and outstanding conflicts with your statement that the company issued 19,539,804 shares for monetary consideration.

Exhibits, page 28

42. Please have counsel revise its legality opinion to reflect the fact that you no longer plan to offer shares on behalf of the company.

Undertakings, page 28

43. We note your response to comment 51 in our letter dated September 15, 2010. Please further revise to accurately provide the required undertakings. For example, please revise (1)(i) of your first undertaking to refer to section 10(a)(3) of the Securities Act of 1933 in lieu of "10(n)(3) of the Securities Act of 1931."

Financial Statements, page F-1

44. Please include your financial statements within the prospectus prior to the Part II information of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any questions.

                    Sincerely,

                    /s/ Kathleen Krebs for
                    Larry Spirgel
                    Assistant Director